October 20, 2022

Mangomill plc

590 Madison Avenue, 21st Floor

New York, NY 10022

BY EDGAR

Austin Pattan

Joshua Shainess

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mangomill plc
Registration Statement on Form S-4
Filed September 7, 2022
CIK No. 0001929589

Dear Mr. Pattan and Mr. Shainess:

We set forth below the response of Mangomill plc (the “Company”) to the comment of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated October 18, 2022 with respect to the Registration Statement on Form S-4 (the “Original Registration Statement”) filed on June 22, 2022, as amended by Amendment No. 3 to the Original Registration Statement (the “Registration Statement”) filed on the date of this letter.

We have reproduced below in bold the Staff’s comment and have provided the Company’s response following the comment. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement. Unless otherwise indicated, page number references below refer to the Registration Statement.

October 20, 2022

Amendment No. 2 to Registration Statement on Form S-4 filed September 7, 2022

Questions and Answers

Interests of Certain Persons in the Business Combination, page 48

1.

We note that the Sponsor’s acquisition of APHC securities was substantially funded by the “At Risk Capital Syndication.” Highlight the fact that the At Risk Capital Syndication resulted in the Sponsor shifting any risk of holding APHC securities to the Syndicated Investors while also receiving compensation for selling the subject securities immediately. Address in more detail the risks to the public shareholders associated with this conflict of interest. Additionally, disclose the identity of the Syndicated Investors and discuss the pre-existing professional relationships between the Sponsor and the Syndicated Investors.

The Company respectfully acknowledges the Staff’s comment and has updated disclosures on pages 7, 20, 21, 49, 50, 93, 94, 95, 134, 135, 153, 154, 332 and 333 to highlight that the At Risk Capital Syndication resulted in the Sponsor shifting a significant part of the risk of holding the Founder Shares and APHC Private Warrants to the Syndicated Investors while also receiving upfront cash compensation, and to include additional disclosure on the risks to public shareholders associated with this conflict of interest, the identities of the Syndicated Investors, and the pre-existing relationships between the Sponsor and the Syndicated Investors.

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We hope that the Company’s response above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Adam Brenneman at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2704.

Very truly yours,

/s/ Theodore Wang
Theodore Wang
Principal Executive

cc:	Adam J. Brenneman

Cleary Gottlieb Steen & Hamilton LLP

Jens M. Fischer

Perkins Coie LLP